SECURITIES AND EXCHANGE COMMISSIO[redacted]
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule l3a-16 of
the Securities Exchange Act of 1934

For the month of June, 2002
Commission File Number 1-8819

BT Group public limited company

BT Centre
81 Newgate Street
London
EC1A 7AJ
England

(Name of registrant and address of principal executive offices)

Enclosures: three company announcements made on May 31, 2002.

- BT Ignite ready to help KPNQwest Customers
- BT appoints new Human Resources Director
- Two thirds of the UK now on BT's Broadband map

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group
public limited company

Date: May 31, 2002

By: ______________________

PATRICIA DAY
Authorized Representative

May 31, 2002

BT APPOINTS NEW HUMAN RESOURCES DIRECTOR

BT today announced the appointment of Alex Wilson as its new group human resources director following the retirement of John Steele. He will take up his post on July 15, 2002.

Alex, aged 48, joins BT from ICI, where he had been senior vice president human resources and group communications since April 2000. Prior to ICI, he held a number of senior human resources and line management positions in Ford, Grand Metropolitan, Guinness and Diageo.

Alex has lived and worked in the United States, as well as managed operations in South America, Asia and Europe. He is married with five children, and lives in South Oxfordshire. He graduated from the University of Strathclyde with a degree in Economic History, and his interests include theatre and sport.

Alex noted, "I am looking forward to the challenges ahead, and to linking up with the new-look BT team, at what is an exciting time for the company."

Enquiries about this news release should be made to the BT Group newsroom on its 24-hour number: 020 7356 5369. From outside the UK dial +44 20 7356 5369.
All news releases can be accessed at our web site:

http://www.btplc.com/mediacentre

May 31, 2002

BT IGNITE READY TO HELP KPNQWEST CUSTOMERS

BT Ignite yesterday announced that it was ready and prepared, with its full range of communications services, to help, in so far as it is possible, KPNQwest's customers respond to the critical uncertainties they are currently facing.

KPNQwest yesterday warned its customers that they should put in place contingency plans with other providers, in case of "significant deterioration" in the performance of its network. BT Ignite is ready and willing to play its part in responding to this.

Tim Smart, President BT Global Business, BT Ignite, commented, "Any KPNQwest customers concerned about their communications requirements who choose to contact BT Ignite will be dealt with as a matter of urgency. Our financial stability, the quality and proven reliability of our services make us a perfect supplier in these difficult circumstances. Indeed a number of KPNQwest customers have already contacted us and we are discussing with them how best to respond to their communications needs and to ensure that the transition process is trouble free."

BT Ignite does not rely on KPNQwest's infrastructure for any of its key operations and therefore any such deterioration as referred to by KPNQwest would have no notable effect on BT Ignite customers.

About BT Ignite

BT Ignite is BT's business services and solutions division, serving customers worldwide. As an information and communications technology service provider, BT Ignite provides integrated data and value-added services to meet the European needs of global multi-site corporates and the global needs of European corporates.

BT's extensive global network and strong strategic partnerships enable BT Ignite to serve customers in all key commercial centres of Europe, North America and Asia.

The BT Ignite portfolio ranges from desktop and network equipment and software, transport and connectivity, IP-based e-business solutions, managed network services and systems integration to consultancy for complex global requirements.

With 17 years of experience in global account management, BT Ignite has 50% of people based outside the UK, serving large business customers worldwide.

Further information is available at www.btignite.com.

Enquiries about this news release should be made to the BT Group newsroom on its 24-hour number: 020 7356 5369. From outside the UK dial +44 20 7356 5369.

All news releases can be accessed at our web site:

http://www.btplc.com/mediacentre

May 31, 2002

TWO THIRDS OF THE UK NOW ON BT'S BROADBAND MAP

BT has extended its ADSL broadband service to a further 100 exchanges, and demand is going though the roof. With 1,115 exchanges now upgraded to offer superfast internet access, BT Wholesale is connecting more than 11,000 new lines a week, working towards a target of one million connections by the middle of next year.

BT committed to these further exchange upgrades last month, when it became apparent that with newly announced lower prices and fresh marketing initiatives, greater demand would warrant the investment.

Paul Reynolds, chief executive of BT Wholesale, said: "I've been delighted by the huge increase in demand for broadband since we slashed our prices and began our vigorous marketing drives. The results are stunning: installations up to more than 11,000 a week, and a customer base for BT Wholesale of almost a quarter of a million connections. With results like this, and other BT initiatives yet to kick in, I'm confident we'll more than meet the targets we have set ourselves.

"Believe me – broadband Britain will soon be upon us, and BT Wholesale is central to making this happen."

BT Wholesale's upgrade of 100 new exchanges over the past few weeks is in response to a growing demand from broadband users, service providers and end-user businesses, based on the new costs and wholesale prices announced in March. Sixty six percent of households (73 per cent of current Internet users) are now connected to broadband enabled exchanges.

The business is also committed to reviewing a further 500 exchanges to see if demand is evident, and will be announcing the results of this review in June.

BT has responded to a huge surge in requests for information on broadband availability by upgrading the availability checker on its web site, www.bt.com/broadband.

BT is also looking at how to provide broadband to areas not yet served or covered by future exchange upgrades.

Earlier this week it was confirmed that trials of a BT Wholesale service which delivers fast internet by satellite would begin on May 31. This will be capable of delivering internet downloads at a basic speed of 256 kbs right across the UK, with 'always on' downloads of emails and selected internet pages. Higher speeds of up to 4 Mbps will be available on a pay-as-used basis as the trial progresses.

In order to continue rolling-out broadband BT is also looking for partners who can share the investment of bringing broadband to less commercially viable areas. BT intends to work with other businesses and public bodies to draw up business models with a view to funding future developments of stimulating broadband demand.

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Inquiries about this news release should be made to the BT Group Newsroom on its 24 hour number: 020 7356 5369. From outside the UK dial +44 20 7356 5369.
All news releases can be accessed at our web site: www.btplc.com/mediacentre